Exhibit 4.2

CERTIFICATE OF ADJUSTMENT

     Pursuant to Sections 11 and 12 of the Rights Agreement (the “Rights Agreement”) dated as of July 24, 2002 between Peabody Energy Corporation (the “Company”) and EquiServe Trust Company, N.A., the Company hereby certifies that:

I.   Statement of Facts.

     On March 2, 2005, the Company announced that its Board of Directors had declared a two-for-one stock split on all shares of its common stock, $0.01 par value, of the Company (the “Common Stock”), whereby all stockholders of record at the close of business on March 16, 2005 are to receive one additional share of Common Stock for every share held on that date. The additional shares will be distributed to stockholders in the form of a stock dividend on March 30, 2005.

     Pursuant to Section 11 of the Rights Agreement, certain adjustments to the number of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares”) purchasable upon the exercise of one preferred share purchase right (a “Right”) pursuant to the Rights Agreement have been effected as set forth below.

II. Adjustment.

     The following adjustments will be effected as of March 30, 2005 pursuant to the terms of the Rights Agreement:

     The number of Preferred Shares purchasable upon the exercise of one Right has been adjusted from one one-hundredth of a Preferred Share to one half of one one-hundredth of a Preferred Share.

Dated as of March 29, 2005.

PEABODY ENERGY CORPORATION
By:	/s/ Jeffery L. Klinger
	Name:	Jeffery L. Klinger
	Title:	General Counsel and Secretary